Mitteldeutsche Braun- kohlengesellschaft mbH, Theissen

Report on the audit of the consolidated financial statements in accordance with German GAAP and of the US GAAP reconciliations as of December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006

Mitteldeutsche Braunkohlengesellschaft mbH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
MIBRAG mbH
Theissen, Germany

We have audited the accompanying consolidated balance sheets of Mitteldeutsche Braunkohlengesellschaft mbH and its subsidiaries (MIBRAG or Group) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in Germany and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MIBRAG as of December 31, 2006 and 2005 and the consolidated results of its operations and cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in Germany.

Generally accepted accounting principles in Germany vary in certain significant respects from generally accepted accounting principles in the United States of America. We have audited the effect of applying accounting principles generally accepted in the United States of America on the results of operations for each of the years in the three-year period ended December 31, 2006 and on shareholders’ equity as of December 31, 2006 and 2005. In our opinion, the effect of applying accounting principles generally accepted in the United States of America on the results of operations for each of the years in the three-year period ended December 31, 2006 and shareholders‘ equity as of December 31, 2006 and 2005 is fairly presented in Note C to the consolidated financial statements.

Deloitte & Touche GmbH
Wirtschaftspruefungsgesellschaft

Leipzig, Germany
February 7, 2007

Mitteldeutsche Braunkohlengesellschaft mbH
Consolidated Statements of Income
in thousands of Euro (TEUR)

	Year ended December 31,
	2006	2005	2004
Sales revenue	320,992	291,108	293,564
Changes in inventories	2,809	5,838	(1,133)
Own costs capitalized	7,456	11,668	12,913
Other operating income	40,302	40,007	38,402
Total performance	371,559	348,621	343,746

Cost of materials	91,043	82,729	82,469
Personnel expenses	108,567	101,573	103,535
Depreciation on intangible
and tangible fixed assets	73,040	69,747	66,594
Other operating expenses	47,987	45,072	44,859
Total operating expenses	320,637	299,121	297,457

Operating result	50,922	49,500	46,289

Income from associated company
and from companies in which
participations are held	1,071	208	178
Income from financial assets	677	1,266	1,565
Depreciation on financial assets
and short term investments	0	0	(1)
Interest income	478	1,726	2,754
Interest expense	(7,766)	(10,510)	(9,324)
Net income from ordinary activities	45,382	42,190	41,461

Income taxes	2,028	2,705	3,263
Other taxes	6,574	5,724	5,584
Net income	36,780	33,761	32,614

See accompanying Notes to Consolidated Financial Statements

Mitteldeutsche Braunkohlengesellschaft mbH
Consolidated Balance Sheets
in thousands of Euro (TEUR)

	At December 31,
	2006	2005
ASSETS
Non-current assets
Intangible assets
Concessions, trade marks, patents and licenses	232,178	248,460

Property, plant and equipment
1. Land and mining property	142,838	150,485
2. Buildings	45,155	45,148
3. Strip mines	61,232	55,694
4. Technical equipment and machinery	214,080	195,345
5. Factory and office equipment	23,316	24,894
6. Payments on account and assets under construction	9,480	19,658
	496,101	491,224
Financial assets
1. Participations (including associated company)	12,925	12,594
2. Loan receivable from participation	4,174	4,549
3. Other loan receivables	7,146	10,626
	24,245	27,769

Total non-current assets	752,524	767,453

Overburden	158,470	156,033

Current assets
Inventories
1. Raw materials and supplies	4,937	5,303
2. Finished goods	1,467	1,095
	6,404	6,398
Receivables and other assets
1. Trade receivables	33,189	34,780
2. Receivables from enterprises in which participations are held	359	577
3. Other assets	14,049	13,502
	47,597	48,859
Investments
Other investments	0	36,534

Cash and cash equivalents	7,931	2,774

Total current assets	61,932	94,565

Prepaid expenses	6,176	7,792
TOTAL ASSETS	979,102	1,025,843

See accompanying Notes to Consolidated Financial Statements

Mitteldeutsche Braunkohlengesellschaft mbH
Consolidated Balance Sheets
in thousands of Euro (TEUR)

	At December 31,

	2006	2005
SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' Equity
Subscribed capital	30,700	30,700

Capital reserve	293,191	293,191

Balance Sheet Profit : TEUR 44,456; 2005: TEUR 43,544
Less: Interim dividend paid: TEUR 26,100; 2005: TEUR 22,000	18,356	21,544

Minority interest	(31,007)	(35,002)
thereof net income for the year:
TEUR 13,868 (2005: TEUR 13,013)
Total Shareholders' Equity	311,240	310,433

Special item for investment subsidies and incentives	286,792	308,430

Provisions
1. Accruals for pensions and similar obligations	10,031	10,601
2. Taxation accruals	714	1,259
3. Environmental and mining provisions	201,840	197,441
4. Other accruals	22,188	20,128
	234,773	229,429
Liabilities
1. Liabilities to banks	118,293	147,584
2. Payments received	109	59
3. Trade payables	16,489	15,075
4. Payables to participations	2,444	2,613
5. Other payables	8,945	12,205
	146,280	177,536

Deferred income	17	15
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	979,102	1,025,843

See accompanying Notes to Consolidated Financial Statements

Mitteldeutsche Braunkohlengesellschaft mbH
Consolidated Statements of Cash Flows
in thousands of Euro (TEUR)

	Year ended December 31,
	2006	2005	2004
Net income for the year	36,780	33,761	32,614
Depreciation on fixed assets	73,040	69,747	66,594
Increase/ decrease (-) in accruals	5,464	-599	7,949
Release (-) and adjustments of the special item for investment incentives	-21,638	-21,728	-21,663
Gains (-)/losses from disposal of fixed assets	-588	-268	198
Increase (-)/decrease in inventories, trade receivables and other assets, which are not related to investing or financing activities	435	-9,281	-2,781
Increase/ decrease (-) in trade payables and other liabities, which are not related to investing or financing activities	-2,125	546	-4,041
Other non-cash income (-)/ expenses	-334	-791	1
Cash flow from operating activities	91,034	71,387	78,871

Cash inflow from disposals of fixed assets	867	731	367
Cash outflow for capital expenditures (-) in tangible assets	-61,489	-60,698	-45,673
Cash inflow from disposals of intangible assets	1	0	0
Cash outflow for capital expenditures (-) in intangible assets	-543	-9,147	-14,843
Cash inflow from redemption of loans	3,855	5,037	5,120
Cash outflow for capital expenditures (-) in financial assets	0	-1	-364
Cash flow used by investing activities	-57,309	-64,078	-55,393

Disbursements to shareholders and minority shareholders	-35,973	-32,165	-22,123
Cash inflow from raising of loans	13,000	71,000	0
Cash outflow for redemption of loans	-42,129	-63,217	-21,956
Cash flow used by financing activities	-65,102	-24,382	-44,079

Change in cash and cash equivalents	-31,377	-17,073	-20,601
Change in cash and cash equivalents due to valuation differences	0	596	-1
Opening balance of cash and cash equivalents	39,308	55,785	76,387
Closing balance of cash and cash equivalents	7,931	39,308	55,785

Components of cash and cash equivalents:
Cash	7,931	2,774	19,248
Other investments	0	36,534	36,537

Supplemental information:
Income taxes paid	2,488	4,931	67
Interest paid	7,923	10,786	9,109

See accompanying Notes to Consolidated Financial Statements

Mitteldeutsche Braunkohlengesellschaft mbH
Consolidated Statements of Shareholders' Equity
in thousands of Euro (TEUR)

	Subscribed	Capital	Balance	Minority
	capital	reserve	sheet profit/	interest	Total
			net profit
Balance as of January 1, 2004	30,700	293,191	14,182	(39,727)	298,346

Net income 2004			21,114	11,500	32,614
Transfer to capital reserve
Distributions			(12,500)		(12,500)
Disbursements to minority shareholders				(9,623)	(9,623)
Balance as of December 31, 2004	30,700	293,191	22,796	(37,850)	308,837

Net income 2005			20,748	13,013	33,761
Transfer from capital reserve
Distributions			(22,000)		(22,000)
Disbursements to minority shareholders				(10,165)	(10,165)
Balance as of December 31, 2005	30,700	293,191	21,544	(35,002)	310,433

Net income 2006			22,912	13,868	36,780
Transfer from capital reserve
Distributions			(26,100)		(26,100)
Disbursements to minority shareholders				(9,873)	(9,873)
Balance as of December 31, 2006	30,700	293,191	18,356	(31,007)	311,240

See accompanying Notes to Consolidated Financial Statements

NOTE A  ORIGINATION AND NATURE OF BUSINESS

ORIGINATION: For decades, raw brown coal is being mined in the Mid-German area by Mitteldeutsche Braunkohlengesellschaft mbH (“MIBRAG” or “MIBRAG mbH” or “Company”) and its predecessors. The current MIBRAG mbH was created from the split-up of MIBRAG AG, which had been previously owned by the Treuhandanstalt (the German government privatization agency), into three separate entities. Effective January 1, 1994 a consortium comprising of NRG Energy, Inc. (“NRG”), Washington Group International Inc. (formerly Morrison Knudsen Corporation) (“Washington Group”) and PowerGen plc. ("PowerGen") jointly acquired 99 % of the active mining, power generation and related assets and liabilities from the Treuhandanstalt through its Dutch holding company, MIBRAG B.V. The remaining 1 % was transferred on December 18, 1996 from the German government privatization agency to Lambique Beheer B.V., Amsterdam, a subsidiary of NRG, WGI Netherlands B.V. (formerly Morrison Knudsen B.V.), Amsterdam, and PowerGen Netherlands B.V., Amsterdam, in equal portions (1/3%) for each partner. In April 2001 Washington Group and NRG performed a share buyback of PowerGen’s 33,33 % interest in MIBRAG; thus, resulting in Washington Group and NRG each owning 50 % of MIBRAG.

NATURE OF BUSINESS: The operations of MIBRAG mbH include two open-cast brown coal mines in Profen and Schleenhain and rights on future mining reserves. Operations also include over 200 mega watts of power generation. A significant portion of the sales of MIBRAG is made pursuant to long-term coal and energy supply contracts.

NOTE B  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION: The consolidated financial statements of MIBRAG mbH and subsidiaries have been prepared in accordance with the German Commercial Code, which represents accounting principles generally accepted in Germany (“German GAAP“). German GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP“). Application of US GAAP would have affected the results of operations for each of the years in the three-year period ended December 31, 2006 and shareholders’ equity as of December 31, 2006 and 2005 to the extent summarized in note C to the consolidated financial statements.

The figures shown in the following notes are stated in thousand of Euros (TEUR).

PRINCIPLES OF CONSOLIDATION: All material companies in which MIBRAG has legal or effective control are fully consolidated. In 2006, MIBRAG consolidated 6 (2005: 6, 2004: 6) domestic subsidiaries.

One significant investment, the Mitteldeutsche Umwelt- und Entsorgungs GmbH, Braunsbedra (“MUEG”), in which MIBRAG has an ownership interest of 50%, is accounted for in accordance with the equity method. This investment is referred to as an associated company in these financial statements.

All other investments are included at cost and are referred to as participations in these financial statements.

All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

TOTAL COST METHOD: The income statement has been presented according to the total cost (or type of expenditure) format as commonly used in Germany. According to this format, production and all other expenses incurred during the period are classified by type of expenses.

REVENUE RECOGNITION: The Company recognizes revenues from sales of products at the time persuasive evidence of an arrangement exists, delivery has occurred, the price to the customer is fixed, and collection is reasonably assured. When these four conditions are met, the Company recognizes revenues as it considers that revenues are realizable or realized and earned. Service revenue consists primarily of training, maintenance, and installation services and is recognized as the services are provided.

INTANGIBLE ASSETS: Intangible assets are valued at acquisition cost and are amortized on a straight-line basis over their respective useful lives (3 to 20 years).

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment acquired is recorded on the basis of acquisition or manufacturing cost, including capitalized mine development costs, and subsequently reduced by scheduled depreciation charges over the assets’ useful lives as follows: buildings 3 to 50 years, technical facilities and machinery 4 to 25 years and facilities, factory and office equipment 5 to 10 years. The line item land and land rights refers to plots of land and buildings as well as mining properties. Land is principally accounted for at acquisition costs. If, after utilization in mining, the value of a piece of land is expected to be permanently impaired, it is written down to the lower value.

Maintenance and repair costs are expensed as incurred. Depreciation is computed principally by the straight-line method. The strip mines (exploration and mine development costs) are amortized using the unit-of-production costs (amortization period equals the life of the mines). Low value items are expensed in the year of acquisition. Opportunities for special tax deductible depreciation were utilized for both book and tax purposes in 1998 and prior years. This resulted in lower depreciation charges for German GAAP purposes over the remaining useful life of the prospective assets.

Impairment tests of long-term assets are made when conditions indicate a possible loss. If an impairment is indicated, the asset is written down to its estimated fair value. If, at a later date, the conditions leading to impairment no longer exist, the impairment loss is reversed up to the value of such assets, if the asset had not been impaired.

INVESTMENTS: The long-term loans and investments are recorded at cost.

OVERBURDEN: Overburden represents the costs of removing the surface above a coal field subsequent to the initial opening of the field to the extent that the removal exceeds what is needed for the current year's coal extraction. These are costs incurred in advance in respect of future coal production. The overburden is valued on an average cost basis.

INVENTORIES: Inventories are carried at the lower of average or market cost. Obsolescence provisions are made to the extent that inventory risks are determinable.

SECURITIES: Securities held as fixed assets as well as marketable securities are valued individually at cost or at lower quoted or market values.

RECEIVABLES AND OTHER ASSETS: All receivables are valued at cost, reduced for appropriate valuation allowances.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents include short-term, highly-liquid investments with remaining maturity dates of three months or less at the time of purchase.

SPECIAL ITEM FOR INVESTMENT SUBSIDIES AND INCENTIVES: To support the acquisition of certain tangible assets, investment allowances and subsidies were granted by the German federal government and the states of Saxony and Saxony-Anhalt. The application, conditions and payments of investment grants are governed by German law and regulations. Investment allowances and subsidies received and formally claimed are credited to the special item account. The special item is amortized into income over the normal operating useful lives of the underlying assets to which the allowances and subsidies relate.

As of January 1, 2002 MIBRAG acquired rights to transportation services of a railway company (TEUR 251,710) by partially waiving rights for future payments from the privatization agreement against the former shareholder Treuhandanstalt and debt of TEUR 8,963. The waiver of claims is presented on the balance sheet as deferred income in the line item special item for investment subsidies and incentives.

ACCRUALS FOR PENSION OBLIGATIONS: This accrual refers to one-time payments to non-tariff employees to which MIBRAG is committed on one side and to the compensation for lost pension credits to which MIBRAG is obliged if employees agree to take part in the Company’s early retirement program on the other side. The valuation is based on the net present value of the liability, assuming an interest rate of 6 % per annum. Insurance policies were entered into to cover MIBRAG’s obligation in the case that MIBRAG will not be solvent at the due dates of the payment.

ENVIRONMENTAL AND MINING PROVISIONS: Accruals for environmental and mining-related matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and utilization progress or as additional technical or legal information becomes available.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The fair value of cash, accounts payable and receivable as well as short-term borrowings approximates book value because of the short maturity period and interest rates approximating market rates. The Company has determined the estimated fair value of long-term debt by using available market information and generally accepted valuation methodologies. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts.

LIABILITIES: Liabilities are shown at their repayment amounts.

PER SHARE AMOUNTS: Per share amounts are not disclosed in the financial statements. MIBRAG is a nonpublic enterprise.

NOTE C SIGNIFICANT DIFFERENCES BETWEEN GERMAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The MIBRAG consolidated financial statements comply with German GAAP, which differs in certain respects from US GAAP. The significant differences that affect consolidated net income and shareholders’ equity of MIBRAG are set out below.

I. Application of the purchase method of accounting

The German GAAP financial statements include the historical cost book values of assets transferred from a predecessor company.

The acquisition of 99 % of the shares in MIBRAG mbH on January 1, 1994 by MIBRAG B.V. was accounted for using the purchase method of accounting. The purchase price adjustments to the historical cost basis have been pushed down to MIBRAG mbH for purposes of the reconciliation to US GAAP. The excess (TEUR 387,183) of the fair value of the net assets acquired over the purchase price was proportionally allocated to reduce the value assigned to non-current assets, excluding long-term investments.

Reconciliation to US GAAP

The following is a summary of the significant adjustments to net income for 2006, 2005 and 2004 and to shareholders' equity at December 31, 2006 and December 31, 2005, which would be required if US GAAP had been applied instead of German GAAP.

		Year ended December 31,
	Note	2006	2005	2004

		TEUR	TEUR	TEUR
Net income as reported in the consolidated
income statement under German GAAP		36,780	33,761	32,614

Adjustments required to conform with
US GAAP:
Fixed assets	(1)	(3,997)	(5,967)	(6,332)
Relocation accruals	(2)	485	1,413	(372)
Investment in power plants	(3)	(204)	(2,066)	(2,356)
Interest capitalization	(4)	(435)	(435)	(435)
Overburden	(5)	(2,437)	4,775	7,884
Environmental and mining provisions	(6)	1,640	4,103	(1,491)
Pension and similar obligations	(7)	113	(1,355)	682
Early retirement obligations	(8)	6,687	0	0
Realized gains and losses on securities	(9)	901	(596)	84
Other	(10)	486	1,511	1,475
Net income in accordance with US GAAP		40,019	35,144	31,753

		Year ended December 31,
	Note	2006	2005

		TEUR	TEUR
Shareholders' equity as reported
in the consolidated balance
sheet under German GAAP		311,240	310,433

Adjustments required to conform with
US GAAP:

Adjustment to opening balance of retained earnings due to the change in accounting principle	(5)	(145,911)	0

Fixed assets	(1)	80,754	84,751
Relocation accruals	(2)	24,810	24,325
Investments in power plants	(3)	(35,020)	(44,698)
Interest capitalization	(4)	2,974	3,409
Overburden	(5)	(12,559)	(10,122)
Environmental and mining provisions	(6)	6,357	4,717
Pension and similar obligations	(7)	(1,007)	(1,120)
Early retirement obligations	(8)	6,687	0
Other	(9+10)	(3,157)	(3,513)
Shareholders' equity in accordance
with US GAAP		235,166	368,182

Reporting of statement of shareholders' equity

Comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income", includes the impact of other comprehensive income. These are revenues, gains, expenses and losses that under US GAAP are not included in net income.

	Year ended December 31,
	2006	2005	2004

	TEUR	TEUR	TEUR
Net income in accordance with US GAAP	40,019	35,144	31,753
Other comprehensive income/unrealized gains on marketable securities
Reclassification adjustments for gains realized in net income	(901)	596	(84)
Unrealized holding gains/(losses) on securities	(132)	(33)	165
Comprehensive income	38,986	35,707	31,834

Statement of shareholders‘ equity:

	Year ended December 31,
	2006	2005	2004

	TEUR	TEUR	TEUR
Stockholders' equity according to US GAAP
before accumulated other comprehensive
income	235,166	367,149	354,005
Accumulated other comprehensive income:
Unrealized holding gains/(losses) on securities	0	1,033	470
Total stockholders' equity according to US
GAAP including comprehensive income	235,166	368,182	354,475

II. Notes to significant US GAAP adjustments
1. Fixed assets

The differences relate primarily to the following:

▪
In the US GAAP balance sheet as of January 1, 1994, fixed asset balances, other than financial assets, were adjusted to their fair market values, then reduced by the allocation of the difference between the net acquisition costs for the MIBRAG shares and the fair market value of MIBRAG’s net assets.

▪	The depreciation period of long term assets are based upon periods acceptable for German tax purposes, which differ from the economic useful lives for US accounting purposes.
▪
Special accelerated depreciation for tax purposes is recorded in the German financial statements for 1998 and prior years. This resulted in lower depreciation charges for German GAAP purposes over the remaining useful life of the prospective assets.

Upon disposal, the above differences also resulted in differing gains or losses on disposition.

Financial investment in MUEG

For German GAAP purposes, MIBRAG accounted for the investment in MUEG as of January 1, 1994 using the cost method. Under US GAAP the book value was increased to account for the equity earnings that were not distributed to MIBRAG as of that date.

2. Relocation accruals

As of January 1, 1994 for US GAAP purposes, liabilities and deferred costs of TEUR 45,357 were recognized to relocate three villages. The deferred costs are amortized in accordance with quantities of coal extracted. In accordance with German accounting principles, accruals for the relocation of villages can not be accrued earlier than two years prior to the relocation, and certain relocation costs must be expensed as incurred.

3. Investment in power plants

In 1995 and 1996, third party investors loaned TEUR 110,624 to a MIBRAG subsidiary, MIBRAG Industriekraftwerke GmbH & Co. KG (“MI“), which operates three lignite-fired power plants. The investment is structured such that the third party investors obtain accelerated tax depreciation while retaining a put option to sell their investments back to MIBRAG at predetermined prices at approximately TEUR 15,600. The third party investments were considered additions to equity as minority interests for German GAAP, while these arrangements are accounted for as a third-party loan in accordance with US GAAP.

4. Interest capitalization

Interest is expensed in the German financial statements. Interest expense related to qualified assets, however, is capitalized and depreciated for US GAAP purposes. The effect in 2006, 2005 and 2004 reflects the depreciation of amounts previously capitalized.

5. Overburden

MIBRAG is required to remove overburden and waste materials to access mineral deposits. The costs of removing overburden and waste materials are referred to as “stripping costs” or “overburden”. MIBRAG incurs significant stripping costs in its coal mining operations. MIBRAG's mines are open pit mines, which cover several square miles and have an estimated remaining life of 40 or more years. Because of the mining procedures used, MIBRAG generally does not maintain any significant inventory of mined coal.

In March 2005, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry. The EITF concluded that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the cost of inventory produced during the period that stripping costs are incurred.

MIBRAG was required to adopt EITF No. 04-6 in the first quarter of 2006.

When MIBRAG adopted EITF No. 04-6 it charged EUR 145,911 million of deferred stripping costs which were classified as “overburden” on the balance sheet as of December 31, 2005 to the opening balance of retained earnings as required by EITF 04-6 in 2006. Although this results in a temporary difference for deferred tax purposes MIBRAG did not recognize a deferred tax benefit, because it is considered more likely than not that MIBRAG will be able to generate sufficient future taxable income to utilize that benefit.

Under EITF No. 04-6, costs of removing overburden are now expensed in the period incurred. For US GAAP purposes MIBRAG is reversing the inventory change in the German GAAP statutory overburden balance.

6. Environmental and mining provisions

Certain accrued mining reclamation provisions are accrued ratably in the German financial statements. The German Federal Mining Law and similar state statutes require, among other things, the restoration of mined property in accordance with specified standards and an approved reclamation plan. The Company’s total reclamation and demolition liabilities are based upon permit requirements and its engineering estimates related to these requirements. For US GAAP purposes the Company adopted SFAS 143 effective January 1, 2003. SFAS 143 requires that asset retirement obligations be recorded as a liability based on fair value, which is calculated as the present value of the estimated future cash flows. The estimate of ultimate reclamation liability and the expected period in which reclamation work will be performed is reviewed periodically by the Company’s management and engineers. In estimating future cash flows, the Company considered the estimated current cost of reclamation. The estimated liability can change significantly if actual costs vary from assumptions or if governmental regulations change significantly.

7. Pension and similar obligations

The company grants post-retirement benefits to a few employees. For US GAAP purposes the valuation and carrying amounts of pension commitments and the expenses required to cover these commitments are based on the projected unit credit method according to SFAS 87, “Employers’ Accounting for Pensions”. The method used for the valuation of pension obligations under German GAAP differs in various respects from the projected unit credit method.

8. Early retirement obligations

On January 1, 2006, MIBRAG adopted EITF Issue No. 05-5, Accounting for Early Retirement or Post-employment Programs with Specific Features (such as terms specified in Altersteilzeit/ Early Retirement Arrangements), or “EITF 05-5”. EITF 05-5 provides guidance on the accounting for early retirement or post-employment programs with specific features, and specifically the terms of Altersteilzeit early retirement arrangements. The Altersteilzeit, or “ATZ”, arrangement is a voluntary early retirement program in Germany designed to create an incentive for employees, within a certain age group, to transition from employment into retirement before their legal retirement age. If certain criteria are met by the employer, the German government provides to the employer a subsidy for bonuses paid to the employee and the additional contributions paid by the employer into the German government pension scheme under an ATZ arrangement for a maximum of six years. The employer (MIBRAG) should recognize the government subsidy when it meets the necessary criteria and is entitled to the subsidy. Payments made by the employer relative to the bonus feature and the additional contributions into the German government pension scheme, or the additional compensation, should be accounted for as a post-employment benefit under SFAS No. 112, Employers’ Accounting for Post-employment Benefits, which prescribes that an entity should recognize the additional compensation over the period from the point at which the employee signs the ATZ contract until the end of the active service period. The opening adjustment (first-time adoption) of TEUR 3,371 is treated as a change in accounting estimates effected by a change in accounting principle in 2006. The provision for US GAAP purposes is lower than for German GAAP purposes at the time the contacts are closed (because in accordance with German GAAP the whole compensation is accrued for immediately). An additional TEUR 3,316 relates to ATZ arrangements concluded in 2006.

9. Realized/Unrealized gains and losses on securities

For US GAAP purposes available-for-sale securities are accounted for according to the cost adjusted for fair value (mark-to-market) method, under which the carrying amount is adjusted at financial statement date for changes in fair value (i.e., they are carried at market value). Unrealized gains and losses for a period are excluded from earnings and reported as other comprehensive income. For German GAAP purposes these securities are accounted for at cost. If the market value is below cost, a loss is recognized for German GAAP purposes.

10. Other

Certain costs and income in the German financial statements are capitalized or deferred for US GAAP purposes, respectively.

11. Deferred taxes

The differences noted above result in temporary differences which, when combined with tax loss carry-forwards, would result in a net deferred tax asset of TEUR 173,034 and TEUR 87,150 at December 31, 2006 and December 31, 2005, respectively. Because of available negative evidence, an 100 % valuation allowance would have been recorded at each year-end. Because no net deferred taxes were recorded for German or US GAAP purposes, no adjustment to net income or shareholders equity is listed in the preceding reconciliation.

12. U.S. GAAP Accounting Pronouncements

Recently issued accounting standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No.157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact, if any, that SFAS No. 157 will have on its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes, with respect to FASB Statement No. 109, Accounting for Income Taxes, regarding accounting for and disclosure of uncertain tax positions. FIN No. 48 is intended to reduce the diversity in practice associated with the recognition and measurement related to accounting for uncertainty in income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, that FIN No. 48 will have on its consolidated financial statements.

Adoption of accounting standards

In the mining industry, companies may be required to remove overburden and waste materials to access mineral deposits. The costs of removing overburden and waste materials are referred to as “stripping costs.” MIBRAG incurs significant stripping costs in its lignite coal mining operations. MIBRAG's mines are open pit mines, which cover several square miles and have an estimated remaining life of 40 or more years. Because of the mining procedures used, MIBRAG generally does not maintain any significant inventory of mined coal. In March 2005, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry. The EITF concluded that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the cost of inventory produced during the period that stripping costs are incurred. The Company was required to adopt EITF No. 04-6 in the first quarter of 2006. In accordance with EITF No. 04-6 the adjustment of TEUR 145,911 from adoption was recognized as a cumulative effect adjustment to beginning retained earnings for the period 2006.

Under EITF No. 04-6, costs of removing overburden are now expensed in the period incurred. The execution of MIBRAG's mine plans may result in fiscal periods during which costs incurred for the removal of overburden will not bear a direct relationship to the revenue derived from the sale of coal. This may result in a degree of variability in the future reported earnings of MIBRAG.
In June 2005, the FASB ratified the consensus reached in EITF Issue No. 05-5, Accounting for Early Retirement or Post-employment Programs with Specific Features (Such as Terms Specified in Altersteilzeit Early Retirement Arrangements). EITF No. 05-5 addresses the timing of recognition of salaries, bonuses and additional pension contributions associated with certain early retirement arrangements typical in Germany (as well as similar programs). The EITF also specified the accounting for government subsidies related to these arrangements. The effect of applying EITF No. 05-5 was to be recognized prospectively as a change in accounting estimate effected by a change in accounting principle under SFAS No. 154, Accounting Changes and Error Corrections - a Replacement of APB Opinion No. 20 and FASB Statement No. 3. MIBRAG provides early retirement arrangements to its employees pursuant to a program designed by the German government. Prior to EITF No. 05-5, the additional compensation related to the early retirement program had been accrued and expensed at the time an employee elected to participate. However, EITF No. 05-5 requires that the additional compensation be recognized ratably over the employee's remaining service period. Accordingly, the adoption of EITF No. 05-5 in the first quarter of 2006 increased MIBRAG's earnings as the prior accruals were reversed by TEUR 3,671.

In December 2004, the FASB issued SFAS No. 123 (Revised), Share-Based Payment (“SFAS No. 123(R)”). SFAS No. 123(R) replaces SFAS No. 123 and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. The Company’s employees did not receive any share-based payments in terms of SFAS No. 123 (R).

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections - a replacement of APB No. 20 and FASB Statement No. 3. This Statement changes the requirements for the accounting for and reporting of a change in accounting principle. It applies to all voluntary changes in accounting principle, error corrections and required changes due to new accounting pronouncements which do not specify a certain transition method. The Statement generally requires retrospective application to prior period’s financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. In addition, this Statement requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. It also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for on a prospective basis. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005. MIBRAG implemented SFAS No. 154 on January 1, 2006. SFAS No. 154 did not have any material impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans . SFAS No. 158 requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position, recognize changes in that funded status in the year in which the changes occur through comprehensive income and measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year. The provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2006. The Company implemented SFAS No. 158 in 2006. SFAS No. 158 did not have any material impact on the Company’s consolidated financial statements.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143 (“FIN No. 47”). FIN No. 47 clarifies the term conditional asset retirement obligation as used in SFAS No. 143, Accounting for Asset Retirement Obligations, and requires a liability to be recorded if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by FIN No. 47 are those for which an entity has a legal obligation to perform an asset retirement activity, even though the timing and method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective for fiscal years beginning after December 15, 2005. The Company implemented FIN No. 47 on January 1, 2006 but the adoption of FIN No. 47 did not have a significant impact on the Company’s consolidated financial statements.

NOTE D CONCENTRATION OF CREDIT RISK AND LONG-TERM COAL
SALES AGREEMENT
MIBRAG mbH markets its coal principally to electric utilities in Germany. As of December 31, 2006 and 2005 accounts receivable from electric utilities totaled TEUR 25,209 and TEUR 27,684, respectively. Credit is extended based on an evaluation of the customer’s financial condition. Credit losses are provided for in the financial statements and consistently have been minimal.MIBRAG mbH is committed under several long-term contracts to supply raw brown coal and whirl fine coal to the Schkopau power station and the Lippendorf power station. Under the terms of the Schkopau Agreement, MIBRAG mbH may deliver annually up to 5.8 million tons of coal. The agreement is in effect until 2010, with an option for the purchaser to extend the agreement for another 10 years. The price to be paid by the Schkopau power station is a fixed price adjusted by an annual escalation rate.

The Lippendorf Agreements provide for deliveries of up to 10 million tons of raw brown coal per year from 1999 through 2040 with an option for the customers to extend for an additional 3-year period. These Agreements were closed with Vereinigte Energiewerke AG (VEAG), Berlin, E.ON Kraftwerke GmbH, Hanover, and EnBW Lippendorf Beteiligungsgesellschaft mbH, Stuttgart. The price to be paid by the Lippendorf power station is a base-price with escalation and adjustment based on quality of the coal delivered.
A substantial portion of the Company's coal reserves is dedicated to the production of coal for such agreements.

NOTE E BVS SETTLEMENT 2002

In the fourth quarter of 2002, MIBRAG mbH successfully negotiated with Bundesanstalt fuer vereinigungsbedingte Sonderaufgaben (“BvS”) amendments to the original agreement on transportation credit matters that had been entered into with the German government in 1993. The amendments were effective as of January 1, 2002. As a result of those negotiations, a settlement agreement was concluded replacing annual payments to be received by MIBRAG mbH over 18.75 years from the German government with a one-time, up-front payment totaling TEUR 383,225, which was recorded as deferred income (special item for investment subsidies and incentives). MIBRAG mbH also capitalized TEUR 251,710 for coal transportation rights (intangible assets) and TEUR 140,478 for mining rights (land and mining property) acquired through the settlement agreement. Both the deferred revenue and the rights will be amortized straight-line over the term of the contract of 18.75 years. As of December 31, 2006, the book values for coal transportation rights amounts to TEUR 184,587 (2005: TEUR 198,012) and for the mining rights TEUR 103,017 (2005: TEUR 110,509).

NOTE F  INTANGIBLE ASSETS

	December 31, 2006	December 31, 2005
	TEUR	TEUR
Concessions, trade marks, patents and licenses cost	313,822	312,614
Less: accumulated amortization	(81,644)	(64,154)
Net book value	232,178	248,460

The aggregate amortization expense for intangible assets amounted to TEUR 16,824 (2006), TEUR 16,835 (2005) and TEUR 14,096 (2004). For each of the following years the aggregate amortization expense is estimated to be:

TEUR
2007: 17,027
2008: 17,004
2009: 16,983
2010: 16,894
2011: 16,665.

NOTE G PROPERTY, PLANT AND EQUIPMENT The major categories of fixed assets are the following:

	December 31, 2006	December 31, 2005
	TEUR	TEUR
Property, plant and equipment
cost - land and land rights	190,841	189,238
- buildings	140,678	139,385
- strip mines	73,964	66,943
- technical equipment and machinery	886,872	835,661
- factory and office equipment	116,227	115,168
- payments on account and assets under
construction	9,480	19,658
Total cost	1,418,062	1,366,053
Less: accumulated depreciation (including depreciation for disposals)	(921,961)	(874,829)
Net book value	496,101	491,224

Depreciation has been provided according to actual extraction of coal from the mine in relation to the total coal volume in the mine. The construction cost of strip mines include the cost for the removal of ground cover up to the coal banks as well as the removal of rock banks until the installation of production equipment and the commencement of raw brown coal production is possible. In 2004, a new mining field (Schwerzau) within the mine Profen was opened leading to additions to the strip mines. In the fiscal year 2006 further additions to the strip mines amounted to TEUR 7,022.

Total depreciation charges are as follows: TEUR 56,216 (2006), TEUR 52,912 (2005) and TEUR 52,498 (2004), including normal depreciation and unplanned depreciation.

NOTE H PARTICIPATIONS (INCLUDING ASSOCIATED COMPANY)MIBRAG’s investment in MUEG is accounted for using the equity method. MUEG was founded in 1990 and coordinates the waste disposal activities in the Central German brown coal area. The equity value is TEUR 7,283 and TEUR 6,952 as of December 31, 2006 and 2005, respectively and the cost basis is TEUR 6,740 and TEUR 6,740 at December 31, 2006 and 2005.
Investments in three other companies are accounted for at cost.

NOTE I LOAN RECEIVABLE FROM PARTICIPATIONS

In 1995, MIBRAG sold its district heating network assets to a company in which it holds a participation. The sales price is being repaid in equal installments of TEUR 375 over a period of 25 years. The interest rate is currently 5.0 percent.

The fair market value of the loan approximates the book value, which amounted to TEUR 4,174 and TEUR 4,549 at December 31, 2006 and 2005, respectively.

NOTE J  OTHER LOAN RECEIVABLESThe balance of the loan to the investors as of December 31, 2006 and 2005 amounted to TEUR 7,146 and TEUR 10,626, which approximates the fair value as of these dates.

NOTE K OVERBURDENThe reconciliation of the overburden costs is as follows:

	December 31, 2006		December 31, 2005
		Value		Value
	Million tons	TEUR	Million tons	TEUR
Profen	24.1	83,683	21.3	80,539
Schleenhain	24.6	74,787	24.1	75,494
	48.7	158,470	45.4	156,033

The basis for the determination of the overburden is the total quantity of partially exposed raw brown coal.

NOTE L  TRADE RECEIVABLESTrade receivables were disclosed in the balance sheet, net of allowances, as follows:
	December 31, 2006 TEUR	December 31, 2005 TEUR
Trade receivables	33,675	35,056
Less allowances	(486)	(276)
	33,189	34,780

OTE M  OTHER INVESTMENTS Other investments totaled TEUR 0 and TEUR 36,534 at December 31, 2006 and 2005, respectively. The balance consists of investment funds of MI (TEUR 0 and TEUR 35,938 at December 31, 2006 and 2005, respectively), which were specially set up to reinvest the additional liquidity resulting from the entry of new investors into a subsidiary of MIBRAG. The Company sold all securities in 2006 with a gain on sale of TEUR 596.

Interest on other investments of TEUR 0, TEUR 1,279 and TEUR 1,995 were disclosed in interest income in 2006, 2005 and 2004, respectively.

NOTE N  ACCRUALS FOR PENSIONS AND SIMILAR OBLIGATIONSThe provision relates primarily to briquette benefit claims of active and retired employees on the basis of the collective bargaining agreement of November 9, 1993 in respect to briquette benefit claims. Individuals entitled must be employees of the Company at the date of retirement. The right does not vest and lapses with early termination of the working relationship or upon receipt of social plan benefits.The calculation is based on an actuarial valuation, which takes into account the right to the redemption value of EUR 95.00 per metric ton of briquettes as specified in the collective bargaining agreement, the employees entitled to benefits as of December 31, 2006, and official mortality tables.

NOTE O TAXATION ACCRUALS
MIBRAG accrued TEUR 269 (2005: TEUR 289) for property taxes.
In 2006, four subsidiaries of MIBRAG had to pay municipal trade taxes. As of December 31, 2006 accruals for municipal trade taxes had to be accrued for this purpose in the following entities: the parent company (TEUR 300), MI KG (TEUR 59), MBEG (TEUR 11) and GALA (TEUR 40). The subsidiaries do not have any tax loss carry forwards for municipal trade taxes anymore.

In the current year the other receivables from income taxes in 2006 amount to TEUR 20 (2005: TEUR -144). Thereof the books of the parent company (TEUR 72) show an amount of TEUR 72 for receivables from income taxes and on the other hand consolidated companies (MBEG TEUR -8 and GALA TEUR -44) have to pay corporate income taxes, for this purpose accruals for outstanding balances were posted in the following subsidiaries: MBEG (TEUR 4) and GALA (TEUR 31). In 2006 and 2005, the parent company did not provide accruals for income taxes under German GAAP because of tax losses brought forward from prior years.

The German income tax rate applicable to MIBRAG (corporate income tax, solidarity surcharge, municipal trade tax) is 36.67 % in 2006 (2005: 36.26%, 2004: 35.98%).

Due to tax loss carry forwards the Company has an effective tax rate of 5.51% (2005: 8.01%, 2004: 7.87%)

Deferred tax assets and liabilities have not been recorded because there are no significant differences between the German GAAP financial statement and the tax bases of the assets and liabilities. The recording of a deferred tax benefit for net loss carry-forwards is prohibited under German GAAP.
At December 31, 2006 the Company had approximately TEUR 251,069 net operating loss carry-forwards for corporate income tax purposes and TEUR 328,454 for municipal trade tax purposes, which do not expire and may be applied against future taxable income.

NOTE P  ENVIRONMENTAL AND MINING PROVISIONSThe following is a summary of environmental and mining provisions:
	December 31, 2006 TEUR	December 31, 2005 TEUR
1) Mining reclamation provisions	171,074	165,926
2) Provision for environmental measures	5,040	5,040
3) Landscaping	4,355	4,341
4) Planting	2,035	1,884
5) Relocation of villages	16,365	17,219
6) Other accruals for mining and landscaping	2,971	3,031
	201,840	197,441

1) Mining reclamation provisionsMIBRAG is responsible for reclaiming the mines Profen and Schleenhain. The mining field reclaimation of the Profen and Schleenhain mines after the ceasing of production is planned for 2029 to 2046 and 2041 to 2073, respectively. A legally binding closure plan laying down the principles for action plans in accordance with the Federal Mining Law (Bundesberggesetz) is normally approved by the relevant mining authorities two years in advance to the commencement of production. The liability to reclaim the area exists from the start of mining activities. In each year of coal extraction the reclaimation costs are accrued ratably using the relation of the coal mined to the total coal mine volume.

The calculation of the total cost for reclaiming mining fields has been made on the basis of a third party study and estimations on the basis of current prices. These costs consist mainly of costs for reconstruction, bank reinforcement, dewatering and watering.

For the future reclamation of the Schleenhain mine, a new study was made in 2004 indicating that the estimated total redevelopment expenses would not significantly change.

2) Provision for environmental measuresThe provision for the environmental measures is determined in respect to disposal sites and old locations of MIBRAG mbH in refinement and mining areas on which waste deposits can be found. The accrued amount is derived from article 19.3 of the purchase and sales agreement. Qualifying costs that exceed the provision are to be reimbursed by the Bundesanstalt fuer ver-einigungsbedingte Sonderaufgaben (BvS).
3) LandscapingThis provision includes costs for reclaiming disposal areas and leveling the area outside the embankments. These costs relate solely to continuous landscaping, while costs for closing down landscaping are included in certain mining provisions.4) PlantingProvision is made for costs in connection with temporary planting as of December 31, 2006 and December 31, 2005.
5) Relocation of villages The provision for the relocation of villages is in respect to the relocation of municipalities, which is necessary for the expansion of the Profen and Schleenhain mines. The calculation of the provision is based on a method that takes into account the cost for project planning, infrastructural development, cemetery relocation, demolition and landmark preservation. The provision is accrued in equal annual amounts, commencing two years before the relocation starts and ending in the middle of the relocation year.
6) Other accruals for mining and landscaping

In 2005, a reclassification of accruals for coal-mining damages (TEUR 2,531) was made from other accruals to environmental and mining provisions. In the current year there are no changes to this accrual. Additionally, accruals for landscaping and planting at the area of the former briquette factory were recorded in 2005 amounting to TEUR 500.

NOTE Q OTHER ACCRUALSAccrued liabilities are as follows:
	December 31, 2006 TEUR	December 31, 2005 TEUR
1) Severance and early retirement payments	12,566	10,043
2) Personnel expenses
- Employment anniversaries	1,133	1,162
- Vacation and other compensated
absences	503	490
- Other	1,434	1,372
	3,070	3,024
3) Remaining accruals	6,552	7,061
	22,188	20,128

1) Severance and early retirement paymentsBases for the provisions are signed social plan framework agreements in which the measures for the personnel adjustments are defined. The employees are entitled to a one-time severance payment if the company initiates termination or in case of retrenchments. The severance payments are limited to TEUR 26 per person.

Employees participating in early retirement programs are entitled to additional compensation, mainly for the reduction in statutory pension payments due to early retirement. These amounts have also been calculated on the basis of actuarial valuations. The first time MIBRAG entered into a contracts concerning the early retirement program was in the fiscal year 2001. Annually, the management of the parent company decides on the number of contracts to be signed considering the structure of personnel. From the employees that fulfill the requirements of early retirement part-time and that have applied for it, management and works council choose the persons to be considered. In the current year the company entered into 107 new contracts.

2) Personnel expensesMIBRAG mbH grants awards in recognition of long service in the Company, based on the collective bargaining agreement dated January 1, 1992 and the Company agreement dated October 1, 1995. The employees are entitled to financial awards, which increase in proportion to their employment periods. The valuations of the benefits were based on actuarial valuations.

The liability for vacation and other compensated absences arises from the days and shifts outstanding at balance sheet dates, which have been determined for each employee.
The accrual for profit sharing is calculated based on the actual net income of the MIBRAG Group excluding extraordinary items and based on the achievement of goals in working safety.

3) Remaining accrualsComposition:
	December 31, 2006 TEUR	December 31, 2005 TEUR
Outstanding invoices	2,341	3,072
Water usage fees	164	194
Professional service and litigation	2,324	1,688
Others	1,723	2,107
	6,552	7,061

NOTE R  LIABILITIES TO BANKS Liabilities to banks consist of the following:
December 31, 2006 TEUR	December 31, 2005 TEUR
a) Loan to finance the power stations
- build up the power station of Waehlitz
- modernization of the power stations in
Deuben and Mumsdorf
b) Loan to finance the Schleenhain mine
investments
c) Loan for home construction
d) Commerzbank Refinancing credit facility
Commerzbank Revolver credit facility
e) Deferred interest
39,153 7,865 5,883 1,392 55,000 9,000 0	42,712 23,598 8,482 1,630 42,000 29,000 162
118,293	147,584

Liabilities to banks decreased by TEUR 29,291 at December 31, 2006 in comparison to December 31, 2005.

a) Loan to finance the power stations

These liabilities refer to three loans from the Kreditanstalt fuer Wiederaufbau, Frankfurt/Main.

The first loan was granted December 9, 1992 for the construction of a raw brown coal powered industrial power station in Waehlitz of TEUR 71,187. The interest rate is currently at 5 % per annum. The loan period is 25 years. The repayments are due in 40 equal amounts commencing from June 30, 1998.

On April 3, 1995, a loan agreement was closed with Kreditanstalt fuer Wiederaufbau (KfW) to partially finance the modernization and reshaping of both industrial power plants in Deuben and Mumsdorf (TEUR 61,355). The redemption period is 13 years starting on December 31, 1998. Interest has to be paid between 6.04 % and 6.80 % for the respective tranches.

In the current year, the first tranche of the loan was repaid after the end of the fixed interest period.

b) Loan to finance the Schleenhain mine investments

In 1997 and 1998, loan contracts were entered into with four banks to finance the capital expenditures at the Schleenhain mine, especially the construction of the blending yard and environmental measures for the conveyor belts. In 1998 TEUR 61,355 and in 1999 TEUR 10,226 were borrowed at interest rates between 3.5 % and 5.4 % per annum, which are adjusted in the years after.

Interest expense for the loans to point a) and b) amounted to TEUR 3,078, TEUR 7,773 and TEUR 8,755 in 2006, 2005, and 2004, respectively.

c) Loan for home construction

The loans for home construction were granted by the Deutsche Bank AG and the Nord LB for relocation-related home construction purposes in Hohenmoelsen. The loan granted by the Deutsche Bank AG was repaid by December 31, 2006.

For the two loans granted by Nord LB at the amounts of TEUR 586 and TEUR 806 there are no interest payments due until 2007 and 2010, respectively. Thereafter, the rate is fixed at 8 % per annum.

d) Commerzbank Refinancing and Revolver credit facilities

In the prior year, MIBRAG signed a loan agreement for a total of TEUR 105,000 with a consortium of banks led by the Commerzbank. Through December 31, 2006 MIBRAG called TEUR 64,000 of that loan, of which TEUR 55,000 was for refinancing (first tranche of TEUR 15,000 with a fixed rate of interest of 4.191 % p.a., the second tranche of TEUR 27,000 with a fixed rate of interest of 4.317 % p.a. and the third tranche of TEUR 13,000 with a fixed rate of interest of 4.510 % p.a.) and additional TEUR 9,000 was used for a short-term financing at a variable interest rate between 3.513 and 4,778 % p.a.

NOTE S OTHER PAYABLES

The other payables refer to:

	December 31, 2006 TEUR	December 31, 2005 TEUR
Tax authorities	2,847	4,001
Wages and salaries	3,393	3,317
Social security contributions	95	2,525
Tax lease	754	928
Others	1,856	1,434
	8,945	12,205

NOTE T MATURITY PERIODS OF LIABILITIES The maturity periods of liabilities (in TEUR) are as follows:

	Liabilities to banks *)	Payments received	Trade payables	Payables to participations	Other payables	Total

Balance as of December 31, 2006	118,293	109	16,489	2,444	8,945	146,280
thereof: maturity period
- up to 1 year	24,141	3	16,232	2,444	8,433	51,253
- 1-5 years	51,513	106	257	0	512	52,388
- more than 5 years	42,639	0	0	0	0	42,639

*) Liabilities to banks are collateralized by mortgages at an amount of TEUR 67,940.
Annual maturities of liabilities to banks are as follows:

Year of maturity	Amount in TEUR
2007		24,141
2008	14,822
2009	13,550
2010	12,553
2011	10,588
		51,513
Thereafter		42,639
Total		118,293

The estimated fair value of the Company’s liabilities to banks approximates the carrying value.

NOTE U COMMITMENTS AND CONTINGENCIES
From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business. At December 31, 2006 the Company was not aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company’s business, financial condition, or results of operations.

	December 31,	December 31,
	2006	2005
	TEUR	TEUR
Guarantees for indebtedness of others	7,749	13,256
Other contractual obligations	61,100	87,700

The other contractual obligations refer to long-term investment projects in the mines Profen and Schleenhain.MIBRAG leases office equipment, railway-carriages and vehicles as well as vending machines, expiring at various dates. Rental and lease expenses amounted to TEUR 555, TEUR 612 and TEUR 684 in the years ended December 31, 2006, 2005, and 2004 respectively.

A long-term raw brown coal supply contract was concluded with the operators of the Lippendorf power plant which obliges MIBRAG to guarantee the annual delivery of 10 million tons of raw brown coal to the power plant over a period of 40 years. This contract was closed assuming the relocation of the Heuersdorf village. Some of the inhabitants of that village are contesting. The relocation of the village resulting in legal disputes with the Company and legal proceedings. It is planned that the excavators will be mining through the Heuersdorf area in 2009. Management of MIBRAG believes that the plan will be realized.

NOTE V SEGMENT INFORMATION
MIBRAG operates as one segment. Sales were predominantly achieved in Germany, and all long-lived assets are located in Germany. Sales were almost completely limited to the customers in new German Federal States, mainly in Saxony-Anhalt, Thuringia and Saxony.

Net sales by product and service:

	2006	2005	2004
	TEUR	TEUR	TEUR
Raw brown coal and coal products	261,016	236,890	239,232
Electrical power, heating and steam	35,317	30,382	28,814
Other products and services	1,874	1,818	2,414
Further charging of transport services, ash disposal
and others	22,785	22,018	23,104
	320,992	291,108	293,564

Several major customers account for 10 % or more of MIBRAG’s revenues. As a percentage of total sales such customers accounted for 26%, 23 % and 12 % in 2006, 27%, 23%, 12 % and 10 % in 2005 as well as 24%, 24 % and 12 % in 2004.

NOTE W RELATED PARTY TRANSACTIONSAgreements for consulting and management services were closed in respect to the mining operations and the refinement facilities between MIBRAG and two subsidiaries of the common parent companies. These contracts determine certain consulting services to be provided by the two subsidiaries Washington Group Deutschland GmbH (WGD) (former: Morrison Knudsen Deutschland GmbH) and Saale Energie Services GmbH (SES) to MIBRAG or its subsidiaries. MIBRAG is obliged to determine and pay the cost-related remuneration for these services. Expenditures for MIBRAG amount to TEUR 8,755, TEUR 8,755, and TEUR 8,755 for 2006, 2005, and 2004, respectively. As of December 31, 2006 and 2005, MIBRAG still had liabilities amounting to TEUR 84 and TEUR 84, respectively towards WGD and SES for the provision of these services.
Part of the lignite deliveries from 2002 to 2006 to the Schkopau power plant were sales to Saale Energie GmbH (SEG), which is a subsidiary of the 50 % shareholder of MIBRAG - NRG Energy Inc. SEG is operating two blocs of the Schkopau power station with 400 mega watts. Sales to SEG amounted to TEUR 34,535, TEUR 33,174 and TEUR 31,066, in 2006, 2005, and 2004, respectively. The conditions of delivery are the same as to the other (third party) operator of the Schkopau power plant. As of December 31, 2006 and 2005, MIBRAG disclosed receivables of TEUR 3,115 and TEUR 3,960 respectively from SEG.